Exhibit 99.1

YM BIOSCIENCES CLOSES US $ 40 MILLION FINANCING

MISSISSAUGA, Canada - February 17, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that it has closed its previously announced “registered direct” offering of 9,436,471 million common shares at an issue price of US $4.25 for gross proceeds of approximately US $40 million. SG Cowen & Co., LLC served as lead placement agent and Dundee Securities Corporation and Canaccord Capital Corporation served as co-placement agents for the transaction.

The funds will be used principally to fund YM’s drug development activities.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications.

In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. The Company also has a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:

Thomas Fechtner, The Trout Group LLC	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-212-477-9007 x31	Tel. +1-905-629-9761
Fax +1-212-460-9028	Fax +1-905-629-4959
Email: tfechtner@troutgroup.com	Email: ir@ymbiosciences.com

James Smith, the Equicom Group Inc.
Tel. +1-416-815-0700 x 229
Fax +1-416-815-0080
Email: jsmith@equicomgroup.com